

June 26, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: June 26, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi MU 2x Daily ETF, Corgi NVDA 2x Daily ETF, Corgi TSLA 2x Daily ETF, Corgi AMZN 2x Daily ETF, Corgi AMD 2x Daily ETF, Corgi COIN 2x Daily ETF, Corgi META 2x Daily ETF, Corgi GOOGL 2x Daily ETF, Corgi MSFT 2x Daily ETF, Corgi MSTR 2x Daily ETF, Corgi PLTR 2x Daily ETF, Corgi SNDK 2x Daily ETF, Corgi TSM 2x Daily ETF, Corgi APP 2x Daily ETF, Corgi ASTS 2x Daily ETF, Corgi UCTT 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications